Mail Stop 3561

December 11, 2007

Richard B. Slansky
President and Chief Financial Officer
SpaceDev, Inc.
13855 Stowe Drive
Poway, CA 92064

> **Re:** **SpaceDev, Inc.**
> **File No. 000-28947**
> **Form 10-KSB: For the Fiscal Year Ended December 31, 2006**

Dear Mr. Slansky:

We have reviewed the above referenced filing and have the following comments. Our comments request that you either revise future filings or provide us with additional information so that we may better understand your disclosure. If you disagree with a requested change, we will consider your explanation as to why it is unnecessary. Please be as detailed as necessary in all of your responses. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 10-KSB: For the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis, page 35

Net Income (loss) and EBITDA, page 42

1.   Please tell us, and disclose in your filing, the substantive reason specific to you that demonstrates the usefulness to investors of the non-GAAP Consolidated Statements of Operations, presented on page 45, or in the alternative, please remove this presentation. See Item 10(h)(1)(i)(C) of Regulation S-B for guidance.

Consolidated Financial Statements, page F-1

Consolidated Statements of Operations, page F-4

2.   Your presentation on the statements of operations of "Adjusted Net Income (Loss) for EPS Calculation" does not appear to be in accordance with SAB Topic No. 6B. Please change your presentation to "Net Income (Loss) Available to Common Stockholders."

Note 1: Summary of Significant Accounting Policies, page F-8

(e) Revenue, expense and profitability recognition, page F-9

3.   We note that you use the cost-to-cost method in recognizing revenue under the percentage of completion method. In view of your disclosure in "note (q) Inventory" that inventory may be distributed by specific identification for lot control purposes, please explain to us why your use of an output measure is not appropriate for your projects. Paragraph 47 of SOP 81-1 states that "Output is used to measure results directly and is generally the best measure of progress toward completion in circumstances in which a reliable measure of output can be established." In addition, provide us with any analysis prepared by you as contemplated by paragraph 51 of SOP 81-1 in regard to the acceptability and appropriateness of the revenue recognition measure(s) employed in your circumstances.

(i) Stock-Based Compensation, page F-10

4.   Please explain to us your consideration of paragraph 36 and illustration 3(a) of FIN 44 in accounting for your modification to accelerate stock options in 2005 for options that had intrinsic value on the modification date of December 20, 2005. Given the closing price of your common stock of $1.40 on the date of the modification, at a minimum it appears there was intrinsic value for 2,206,413 options outstanding at December 31, 2005 with a weighted average exercise price of $0.72 and the 2,218,500 options issued in 2004 with an exercise price of $1.23. Include in your response the basis for your vesting assumptions before and after the modification.

(o) Cash and cash equivalents, page F-15

5.   Please confirm to us and disclose that cash equivalents represented by the treasury instruments mature in three months or less pursuant to paragraph 8 of SFAS 95. Treasury instruments that do not mature in this amount of time are not to be classified in this fashion.

Note 3: Acquisitions, page F-16

6.   It appears from your disclosures that the purchase price of Starsys was $12.2 million, of which $11.2 million was attributed to goodwill. In regard to this acquisition, please:

   (a) describe for us and disclose the factors that contributed to a purchase price resulting in this amount of goodwill, particularly in view that Starsys, according to your disclosures, was insolvent at the time of the acquisition. Refer to paragraph 51(b) of SFAS 141;
   (b) provide us with and disclose a condensed balance sheet clearly showing the amount assigned to each major asset and liability of Starsys at the acquisition date pursuant to paragraph 51(e) of SFAS 141; and
   (c) provide us with and fully include the disclosures required by paragraph 52 of SFAS 141 in regard to intangible assets associated with the acquisition.

7.   We note your disclosures of the various contracts that had been awarded to Starsys prior to your acquisition of it. In this regard, fully explain to us your consideration of allocating the purchase price to intangible assets associated with these customer relationships and contracts. Refer to paragraphs 35, 37(e), A18-21, and A23 of SFAS 141.

Note 7: Stockholders' Equity, page F-23

(e) Stock options and employment agreements, page F-25

8.   Please provide the disclosures required by paragraphs A240(c)(2) and (d) of SFAS 123R.

(l) Segment Reporting, page F-13

9.   Please provide the disclosures required by paragraph 37 and 39 of SFAS 131.

10.   Please tell us why you believe your four primary lines of space products, disclosed on pages 9 through 12, or types of customers, as disclosed on page 2, are not separate operating segments, as identified in accordance with paragraphs 10 through 15 of SFAS 131. If you have operating segments based on either product or customer, please explain to us in detail how the aggregation of your products or customers into one reportable segment complies with the aggregation requirements of paragraph 17 of FAS 131 and EITF No. 04-10.

Note 8: Commitments and Contingencies, page F-27

(c) Building Lease, page F-28

11.   We note your disclosure that your building lease has scheduled rent increases over the lease term. Please clarify your accounting for the rent increases and tell us how your accounting complies with FASB Technical Bulletin 85-3.

Note 10: Note Receivable, page F-29

12.   Please explain to us your accounting for the termination of the note with Starsys and how your treatment complies with EITF 04-1.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Kuhn at 202-551-3308 or Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief